Filed by Apollomics Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxpro Capital Acquisition Corp.

Commission File No. 001-40857

Date: September 14, 2022

The following social media post is being filed in connection with the proposed business combination of Maxpro Capital Acquisition Corp. and Apollomics Inc.

LinkedIn

Additional Information

These communications are being made in respect of the proposed transaction involving Apollomics Inc. (“Apollomics”) and Maxpro Capital Acquisition Corp. (“Maxpro”). These communications do not constitute offers to sell or the solicitations of offers to buy any securities or solicitations of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Apollomics will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Maxpro in connection with Maxpro’s solicitation of proxies for the vote by Maxpro’s stockholders with respect to the proposed transaction and other matters as may be described in the registration statement. Apollomics and Maxpro also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Maxpro’s Class A common stock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Apollomics and Maxpro will be available without charge at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Apollomics’ website at www.apollomicsinc.com.

Participants in the Solicitation

Apollomics, Maxpro and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Maxpro’s stockholders in connection with the proposed transaction. You can find more information about Maxpro’s directors and executive officers in Maxpro’s Annual Report on Form 10-K for the year ended December 31, 2021 and filed with the SEC on March 31, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This communications include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Apollomics’ industry and market sizes, future opportunities for Apollomics and Maxpro, Apollomics’ estimated future results and the proposed business combination between Maxpro and Apollomics (the “Business Combination”), including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the Business Combination. Such forward-looking statements are based upon the current beliefs and expectations of Maxpro’s and Apollomics’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Maxpro and Apollomics. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Maxpro and its management and/or Apollomics and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of Maxpro’s stockholders, the failure to achieve the Minimum Cash Condition following any redemptions by Maxpro stockholders, or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the Business Combination Agreement; a delay or failure to realize the expected benefits from the Business Combination; risks related to disruption of management’s time from ongoing business operations due to the Business Combination; the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects;

failure to commercialize product candidates and achieve market acceptance of such product candidates; failure to protect Apollomics’ intellectual property; breaches in data security; risks related to the ongoing COVID-19 pandemic and response; risk that Apollomics may not be able to develop and maintain effective internal controls; unfavorable changes to the regulatory environment; and other risks and uncertainties indicated in Maxpro’s Annual Report on Form 10-K, filed with the SEC on March 31, 2022, and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Maxpro’s other filings with the SEC. Maxpro and Apollomics caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the control of Maxpro and Apollomics. All information set forth herein speaks only as of the date hereof in the case of information about Maxpro and Apollomics or the date of such information in the case of information from persons other than Maxpro or Apollomics, and Maxpro and Apollomics disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Apollomics’ industry and end markets are based on sources Maxpro and Apollomics believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication also shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.